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                                                                       Page  1
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------
                                 Amendment No. 2
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      California Micro Devices Corporation
                                (Name of Issuer)

                                  Common Stock
                                 $.01 par value
                         (Title of Class of Securities)

                                 --------------

                                    87926F104
                                 (CUSIP Number)

                              Hitachi Metals, Ltd.
                        (Name of Person Filing Statement)

                              Christopher T. Jensen
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Tel. No.: 212-309-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 2000
             (Date of Event which Requires Filing of this Statement)

                                 --------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    NOTES).

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--------------------                                 -------------------------
CUSIP No. 87926F104                  13D                               Page  2
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Hitachi, Ltd.
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

                  Not Applicable
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Japan
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0
    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            288,000
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0
                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        288,000
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            288,000
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.76%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Based on 10,431,751 shares of Common Stock outstanding on December 31, 1999, as reported by California Micro Devices Corporation in its Form 10-Q filed on February 21, 2000.

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--------------------                                 -------------------------
CUSIP No. 87926F104                    13D                             Page  3
--------------------                                 -------------------------

--------------------------------------------------------------------------------
    1  NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Hitachi Metals, Ltd.
--------------------------------------------------------------------------------
    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
    3  SEC USE ONLY

--------------------------------------------------------------------------------
    4  SOURCE OF FUNDS*

            Not Applicable
--------------------------------------------------------------------------------
    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
    6  CITIZENSHIP OR PLACE OF ORGANIZATION

            Japan
--------------------------------------------------------------------------------
                     7  SOLE VOTING POWER

                        0
    NUMBER OF       -----------------------------------------------------------
     SHARES          8  SHARED VOTING POWER
   BENEFICIALLY
    OWNED BY            288,000
       EACH         -----------------------------------------------------------
    REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON WITH
                        0
                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        288,000
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            288,000
--------------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  / /

--------------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.76%
--------------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Based on 10,431,751 shares of Common Stock outstanding on December 31, 2000, as reported by California Micro Devices Corporation in its Form 10-Q filed on February 21, 2000.

         This Amendment No. 2 amends the Statement on Schedule 13D filed on May 20, 1994, as amended by Amendment No.1 thereto filed on June 2, 1995, by Hitachi, Ltd., a Japanese corporation ("Hitachi"), and Hitachi Metals, Ltd., a Japanese corporation("HML" and together with Hitachi, the "Reporting Persons")relating to the Common Stock, no par value (the "Common Stock"), of California Micro Devices Corporation("CMD").

         Information in the prior amendment and the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 2. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meanings ascribed to them in such Schedule 13D.

         The response to Item 5 of the Schedule 13D is hereby amended as follows:


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Before giving effect to the transactions described in this Item 5, Hitachi and HML had shared voting power over 980,000 shares of Common Stock of CMD, representing approximately 9.4% of the outstanding voting securities of CMD.

         (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of Hitachi and HML is set forth in the cover pages and such information is incorporated herein by reference. Hitachi and HML share voting and dispositive power with each other with respect to the shares of Common Stock of CMD owned of record by HML.

         (c) During the past 60 days, HML sold 692,000 shares of Common Stock of CMD in seven separate transactions on the Nasdaq National Market. Set forth in Appendix A to this Item 5, attached hereto, is a schedule describing these sales.

         (d) Neither of the Reporting Persons has, and to the knowledge of each such person, no other person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock which the Reporting Persons may vote or direct the vote with respect to any matters.

         (e) On March 21, 2000, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of CMD.


         ITEM 7.  MATERIAL FILED AS EXHIBITS

         The following are filed herewith as Exhibits to this Schedule 13D:

         1. Joint Filing Agreement, dated as of April 12, 2000, between Hitachi and HML.

         2. Power of Attorney, dated as of June 10, 1997, from Hitachi to Yasuhiro Daimonji.



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                                                                        Page 5


                                   SIGNATURES


              After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.


Date: April 12, 2000

                                Hitachi, Ltd.

                                By:  /s/  Yasuhiro Daimonji
                                   ---------------------------------
                                   Name: Yasuhiro Daimonji
                                         Title: Chairman of Hitachi Metals
                                                America, Ltd. and Attorney-In-
                                                Fact for Hitachi, Ltd. pursuant
                                                to Power of Attorney dated June
                                                10, 1997, filed herewith.


              After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.


Date: April 12, 2000

                                Hitachi Metals, Ltd.

                                By:   /s/  Taiji Yamada
                                   ---------------------------------
                                   Name:  Taiji Yamada
                                   Title: General Manager
                                                Finance and Accounting Group

                              APPENDIX A TO ITEM 5




             Shares of CMD Common Stock Sold by Hitachi Metals, Ltd.

             SETTLEMENT DATE     SHARES SOLD    PRICE PER SHARE (US$)
             ---------------     -----------    ---------------------
                3/16/2000          200,000            $32.6716
                3/17/2000          196,000            $32.5005
                3/21/2000          204,000            $34.0720
                3/23/2000           29,000            $31.6940
                3/28/2000           21,000            $31.0000
                3/29/2000           12,000            $30.0938
                3/30/2000            6,000            $29.0000
                3/31/2000           24,000            $29.0000